NutraCea
6720 N. Scottsdale Road
Scottsdale, AZ 85253
Fax 602-522-3001

December 18, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Schwall:

This will acknowledge receipt of your letter of December 16, 2009.

Nutracea moved its offices to 6720 N. Scottsdale Road, Scottsdale, AZ 85253 effective December 7, 2009.

Nutracea respectfully requests an extension until January 8, 2010, to allow for an adequate opportunity to prepare a thorough response and review the matter with its professional advisors.

Thank you for your anticipated cooperation. Please direct your response to the undersigned.

Sincerely,

William J. Cadigan
Vice President Finance